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05035750

...ES
...E COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED FEB 0 8 2005 WASH. D.C. 213 PROCESSING SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 32928

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Penn Center Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED FEB 2 2 2005 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Four Falls Corporate Center, Suite 209
(No. and Street)

West Conshohocken (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rob Botel 610-825-3700 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Botel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penn Center Investments, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

PENN CENTER INVESTMENTS, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2004

TABLE OF CONTENTS

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
Penn Center Investments, Inc.

We have audited the accompanying statement of financial condition of Penn Center Investments, Inc. as of December 31, 2004, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penn Center Investments, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
January 27, 2005

Sanville & Company
Certified Public Accountants

PENN CENTER INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2004

ASSETS	
Cash and cash equivalents	$ 53,028
Commissions and fees receivable	55,151
Deposit with clearing broker	15,020
Security deposit	2,858
Total assets	$ 126,057
LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 45,546
Total liabilities	45,546
Commitments and contingent liabilities	
Stockholders' Equity:	
Common stock, $1 par value, authorized 1,000 shares issued and outstanding - 100 shares of which 9 shares are held as treasury stock	100
Additional paid-in capital	9,900
Retained earnings	79,511
	89,511
Less treasury stock, at cost	(9,000)
Total stockholders' equity	80,511
Total liabilities and stockholders' equity	$ 126,057

The accompanying notes are an integral part of these financial statements.

PENN CENTER INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2004

REVENUE		
Commissions	$	635,491
Investment advisory fees		24,060
Interest income		671
Miscellaneous income		6,472
Total revenue		666,694
EXPENSES		
Commissions		488,497
Salaries and other employment costs		87,353
Occupancy costs and office expense		46,446
Communications		7,740
Regulatory fees and expenses		5,632
Travel and entertainment		20,713
Professional fees		7,538
Other		4,762
Total expenses		668,681
Net loss	$	(1,987)

The accompanying notes are an integral part of these financial statements.

PENN CENTER INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance at January 1, 2004	100	$ 100	$ 9,900	$ 81,498	$ (9,000)	$ 82,498
Net loss	-	-	-	(1,987)	-	(1,987)
Balance at December 31, 2004	100	$ 100	$ 9,900	$ 79,511	$ (9,000)	$ 80,511

The accompanying notes are an integral part of these financial statements.

PENN CENTER INVESTMENTS, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2004

Subordinated borrowings at January 1, 2004	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

PENN CENTER INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:		
Net loss	$	(1,987)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Commissions and fees receivable		(14,960)
Deposit with clearing broker		31
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		10,727
Net cash used in operating activities		(6,189)
Net decrease in cash		(6,189)
Cash and equivalents at beginning of year		59,217
Cash and equivalents at end of year	$	53,028
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Penn Center Investments, Inc. ("The Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is also registered as an investment advisor with the Commonwealth of Pennsylvania and is incorporated under the laws of the Commonwealth of Pennsylvania. The Company, like other broker dealers and investment advisors, is directly affected by general economics and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Property and Depreciation - Furniture and equipment are stated at cost and are depreciated on a straight line basis over their estimated useful lives. At December 31, 2004, furniture and equipment of $4,969 had been fully depreciated but remained in service.

Fair Value of Securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of short-term nature of the financial instruments, approximate current fair value.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market funds.

3. INCOME TAXES

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for federal income taxes has been included in the financial statements.

4. DEPOSIT WITH CLEARING BROKER

The Company maintains a clearing agreement with First Clearing, LLC. Under the agreement the Company maintains a minimum clearing deposit of $15,000.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through First Clearing, LLC.

6. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004 the Company had net capital and capital requirements of $72,922 and $50,000 (minimum), respectively. The Company's net capital ratio was .62 to 1.

7. LEASE COMMITMENTS AND CONTINGENCIES

The Company leases office space through a lease that has been extended from February 2004 through February 2006. The lease has been jointly signed by an unrelated party and the Company has an additional agreement with this party that covers the allocation of rent, additional rent, utility charges and all other charges and expenses related to the shared use and occupancy by the companies of the leased premises. The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31 are as follows:

2005	$ 23,990
2006	3,998
	$ 27,988

Rent expense was $22,911 for the year ended December 31, 2004.

8. SIMPLE RETIREMENT PLAN

The Company maintains a Simple (savings incentive match plan for employees) retirement plan under which contributions are made to individual retirement accounts (IRA) of eligible employees. Contributions under this Simple IRA plan are from each eligible employee who has earned at least $5,000 in compensation over each of the past three calendar years. The Company may, at its discretion, contribute up to 3% of each eligible employee's compensation to a maximum contribution of $9,000, per employee for 2004. Company contributions for the year ended December 31, 2004 were $8,456.

PENN CENTER INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	80,511
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		80,511
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable - non-allowable portion		3,820
Security deposit		2,858
Total non-allowable assets		6,678
Net Capital before haircuts on securities positions		73,833
Investment securities:		
Other (money market)		911
Net Capital	$	72,922

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	45,546
Total aggregate indebtedness	$	45,546
Percentage of aggregate indebtedness to Net Capital		62%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

PENN CENTER INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $45,546)	$	3,036
Minimum dollar Net Capital requirement of reporting broker or dealer	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	22,922
Excess Net Capital at 1000%	$	68,368

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part II A filing and the Annual Audit Report.

PENN CENTER INVESTMENTS, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Penn Center Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Penn Center Investments, Inc. ("the Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
January 27, 2005

Sanville & Company
Certified Public Accountants